SO 9/5/03

UF 9-4-03



SEC MAIL PROCESSING
RECEIVED
AUG 29 2003
WASH. D.C. 152 SECTION



03051661

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response...	12.00

SE... ...ES ...GE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65200

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Behringer Securities LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1323 N. Stemmons Freeway, Suite 200
(No. and Street)

Dallas	TX	75207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT *whose opinion is contained in this Report**

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 09 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary S. Bresky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Behringer Securities LP, as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



GERALD J. REIHSEN III
Notary Public, State of Texas
My Commission Expires
May 28, 2006



Signature

CHIEF FINANCIAL OFFICER

Title



Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BEHRINGER SECURITIES LP
(A Development Stage Partnership)

REPORT PURSUANT TO RULE 17a-5(d)

PERIOD FROM INCEPTION (JANUARY 1, 2002)
TO JUNE 30, 2003

BEHRINGER SECURITIES LP
(A Development Stage Partnership)

CONTENTS



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

To the General Partner
Behringer Securities LP

We have audited the accompanying statement of financial condition of Behringer Securities LP (A Development Stage Partnership) as of June 30, 2003, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the period from inception (January 1, 2002) to June 30, 2003. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Behringer Securities LP as of June 30, 2003, and the results of its operations and its cash flows for the period from inception (January 1, 2002) to June 30, 2003 in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
August 14, 2003

BEHRINGER SECURITIES LP
(A Development Stage Partnership)
Statement of Financial Condition
June 30, 2003

ASSETS

Cash	$ 10,000
	$ 10,000

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	$ -0-
Partners' capital	10,000
	$ 10,000

The accompanying notes are an integral part of these financial statements.

BEHRINGER SECURITIES LP
(A Development Stage Partnership)
Statement of Income
For the Period From Inception (January 1, 2002)
to June 30, 2003

Revenues	$ -0-
Expenses	
Regulatory fees and expenses	53,260
Net loss	$ (53,260)

The accompanying notes are an integral part of these financial statements.

BEHRINGER SECURITIES LP
(A Development Stage Partnership)
Statement of Changes in Partners' Capital
For the Period From Inception (January 1, 2002)
to June 30, 2003

	General Partner	Limited Partner	Total
Balances at January 1, 2002	$ -0-	$ -0-	$ -0-
Contribution	63	63,197	63,260
Net loss	(53)	(53,207)	(53,260)
Balances at June 30, 2003	$ 10	$ 9,990	$ 10,000

The accompanying notes are an integral part of these financial statements.

BEHRINGER SECURITIES LP
(A Development Stage Partnership)
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Period From Inception (January 1, 2002)
to June 30, 2003

Balance, at January 1, 2002	$	-0-
Increases		-0-
Decreases		-0-
Balance, at June 30, 2003	$	-0-

The accompanying notes are an integral part of these financial statements.

BEHRINGER SECURITIES LP
(A Development Stage Partnership)
Statement of Cash Flows
For the Period From Inception (January 1, 2002)
to June 30, 2003

Cash flows from operating activities	
Net loss	$ (53,260)
Net cash provided (used) by operating activities	(53,260)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Contribution by partners	63,260
Net cash provided (used) by financing activities	63,260
Net increase in cash	10,000
Cash at beginning of period	-0-
Cash at end of period	$ 10,000

Supplemental schedule of cash flow information

Cash paid during the period for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

BEHRINGER SECURITIES LP
(A Development Stage Partnership)
Notes to Financial Statements
June 30, 2003

Note 1 - Summary of Significant Accounting Policies

Behringer Securities LP (the "Partnership") was formed under the laws of the State of Texas on December 7, 2001, commenced business on January 1, 2002, and will terminate no later than January 1, 2050. The Partnership consists of a managing general partner, and a limited partner. The Partnership agreement provides for certain contributions of capital by the partners. Profits and losses of the Partnership will be allocated as determined by the general partner. As well, the general partner will determine the amounts and the times any distributions will be made. Limited partners are not personally liable for any obligations of the Partnership. Their capital accounts cannot be reduced below $0. Offices of the Partnership are located in Dallas, Texas.

The Partnership became effective as a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(k)(2)(i) on July 8, 2002.

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At June 30, 2003, the Partnership had net capital of approximately $10,000 and net capital requirements of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 8 to 1 in the first year of operations.

Note 3 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

Note 4 - Federal Income Taxes

The Partnership's net income is passed through to the partners and reported on their Federal income tax returns; therefore, no provision for Federal income taxes has been made in the accompanying financial statements.

Note 5 - Related Party Transactions

The Partnership and its general partner are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Partnership is provided office space, office facilities and administrative help by the general partner. Expenses incurred by the general partner on behalf of the Partnership are accounted for as partner contributions on behalf of both the general and limited partners at their respective ownership percentages. Operating expenses accounted for as partner contributions were $53,260 for the period from inception (January 1, 2002) to June 30, 2003.

The Partnership is economically dependent on its general partner.

Note 6 - Development Stage Operations

The Partnership is a development stage partnership since it has not commenced operations as of June 30, 2003. The Partnership's activities during the period from inception (January 1, 2002) to June 30, 2003 were directed toward maintaining it status as a registered broker/dealer in securities. The Partnership's intention is to sell securities products in the near future.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2003

Schedule I

BEHRINGER SECURITIES LP
(A Development Stage Partnership)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2003

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital	$ 10,000
Deductions and/or charges	-0-
Net capital	$ 10,000

AGGREGATE INDEBTEDNESS

Liabilities	$ -0-
Total aggregate indebtedness	$ -0-

Schedule I (continued)

BEHRINGER SECURITIES LP
(A Development Stage Partnership)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (12 1/2% of total aggregate indebtedness)	$ -0-
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 5,000
Excess net capital at 1000%	$ 5,000
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Partnership's computation.

Schedule II

BEHRINGER SECURITIES LP
(A Development Stage Partnership)
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2003

EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Partnership is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Period From
Inception (January 1, 2002) to June 30, 2003


Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the General Partner
Behringer Securities LP

In planning and performing our audit of the financial statements and supplemental information of Behringer Securities LP (the "Partnership") (A Development Stage Partnership), for the period from inception (January 1, 2002) to June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
August 14, 2003